UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November 20, 2006

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CASIO SELECTS CAMTEK’S FALCON
FOR INSPECTING WLP BUMPED WAFERS

MIGDAL HA’EMEK, Israel, November 20, 2006 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT) reported that Casio Computer Co. Ltd., a major Japanese manufacturer of electronic products, has qualified Camtek’s Falcon Bumped Wafer Metrology system for monitoring the bumping process in Casio’s unique wafer-level Chip-Scale Packaging (WLP) technology. Casio is using several Falcon systems for this particular semiconductor packaging process.

Mr. Takeshi Wakabayashi, General Manager of the Advanced Packaging Technology Department at Casio Computer, commented, “The key to Casio’s WLP technology is protecting the surface and copper redistribution layer by post-sealing with epoxy resin. The contrast and variations in reflectivity between these materials create difficulties for ordinary optical inspection systems. Camtek’s Falcon has proven its ability to successfully handle this technology, and is providing us with the consistent measurements we expect.”

“The market for bumped wafer metrology is very demanding,” said Avishai Shklar, General Manager of Camtek Japan. “Qualification by a technology leader like Casio demonstrates the Falcon’s abilities in inspecting and measuring 3-dimensional structures even in challenging applications, and further accounts for its fast-growing acceptance in this important market.”

Wafer-level chip-scale packaging is a technology that performs all the packaging steps on the wafer itself, practically turning the silicon chip itself into the finished package, ready for attachment to the system board. This technology results in the smallest possible package and is particularly suitable for mobile devices such as portable phones and wrist cameras.

ABOUT CASIO COMPUTER CO. LTD.

Casio Computer Co., Ltd. is one of the world’s leading manufacturers of consumer electronics products and business equipment solutions. Since its establishment in 1957, Casio has strived to realize its corporate creed of “creativity and contribution” through the introduction of innovative and imaginative products. Today, Casio’s offerings include timepieces, digital cameras, cellular phones, electronic dictionaries, calculators, musical instruments, system equipment, and electronic components such as LCDs. The Casio Group employs more than 10,000 people worldwide, shipping over 100 million products per year, with net sales of 580 billion yen (approx US$4,959 million) in the fiscal year ended March 2006.

News and product information from CASIO is available at http://world.casio.com/

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ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com

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